SCHEDULE A

Compensation pursuant to Section 4 of Amended and Restated Subadvisory Agreement shall be calculated in accordance with the following schedule:

AZL COLUMBIA MID CAP VALUE FUND (EFFECTIVE NOVEMBER 24, 2008)

       Average Daily Net Assets*                      Rate

       First $250 million                             0.450%
       Next $250 million                              0.425%
       Thereafter (all assets over $500 million)      0.400%


AZL COLUMBIA SMALL CAP VALUE FUND (EFFECTIVE SEPTEMBER 17, 2008)

       Average Daily Net Assets*                      Rate

       First $100 million                             0.55%
       Next $100 million                              0.50%
       Thereafter (all assets over $200 million)      0.45%


AZL COLUMBIA TECHNOLOGY FUND (EFFECTIVE JULY 6, 2006)

       Average Daily Net Assets*                      Rate

       First $75 million                              0.550%
       Next $75 million                               0.500%
       Next $100 million                              0.450%
       Thereafter (all assets over $250 million)      0.425%

*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate. For example, if average daily net assets in the AZL Columbia Mid Cap Value Fund are $600 million, a rate of 45 bps would apply to $250 million, a rate of 42.5 bps would apply to $250 million, and a rate of 40 bps would apply to the remaining $100 million.


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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of November 24, 2008.


ALLIANZ INVESTMENT                      COLUMBIA MANAGEMENT MANAGEMENT LLC
ADVISORS, LLC

By:  /s/ Brian Muench                   By:  /s/ David Feldman
Name:  Brian Muench                     Name:  David Feldman
Title:  Vice President                  Title:  Managing Director





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